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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 8-K

Current Report
Pursuant to Section 13 or 15(d) of the
Securities Exchange Act of 1934

Date of Report (Date of Earliest Event Reported): December 20, 2007

Little Squaw Gold Mining Company

(Exact Name of Registrant as Specified in its Charter)

Alaska	**001-06412**	**91-0742812**
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

3412 S Lincoln Drive, Spokane WA	**99203-1650**
(Address of principal executive offices)	(Zip Code)

Registrant's telephone number, including area code: (509) 624-5831

N/A
(Former Name or Former Address if Changed Since Last Report)

Check the appropriate box below if the Form 8K fining is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

[ ] Written communications pursuant to Rule 425 under the Securities Act (17CFR230.425)
[ ] Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17CFR 240.14a-12)
[ ] Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))
[ ] Pre-commencement communication pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 8.01 Other Events

On December 20, 2007, Little Squaw Gold Mining Company reported that assay results from additional hard rock trenching continue to show significant widespread gold mineralization within multiple geologic structures on the Company's wholly owned Chandalar, Alaska, mining property. The findings of the 2007 excavator trenching program have solidified several diamond drilling targets for 2008 and confirm that the Company is dealing with a strong and substantially underexplored system of gold mineralization.

The Company's 24-square-mile property covers most of the Chandalar mining district. The district's prospects are mostly aligned along a series of 10 subparallel northwest-southeast structural belts, each several miles long and spaced thousands of feet apart. Sections of these structural belts contain gold mineralization within quartz veins. These are mesothermal veins and fall into a category of gold deposits often called "lode gold" or 'greenstone gold," which are responsible for about a quarter of the world's total gold production.

For additional information, please see the press release, incorporated herein as exhibit 99.1.

Item 9.01   Financial Statements and Exhibits.

   (d) Exhibits

   Exhibit 99.1 - Press Release, December 20, 2007

                            SIGNATURES

        In accordance with the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

                                    Little Squaw Gold Mining Company
                                    (Registrant)

Dated: December 20, 2007   By: /s/ Ted R. Sharp
                                    _____
                                    Ted R. Sharp
                                    Principal Financial Officer

EXHIBIT 99.1

PRESS RELEASE 18-07



Little Squaw Trenching Confirms Extensive Gold System at Chandalar

Spokane WA – December 20, 2007 - Little Squaw Gold Mining Company (LITS:OTC.BB -- $0.73) ("Little Squaw" or "the Company") reports that assay results from additional hard rock trenching continue to show significant widespread gold mineralization within multiple geologic structures on the Company's wholly owned Chandalar, Alaska, mining property. The findings of the 2007 excavator trenching program have solidified several diamond drilling targets for 2008 and confirm that the Company is dealing with a strong and substantially underexplored system of gold mineralization.

Previously announced excavator trench intercepts for the Pallasgreen, Pioneer, and Summit prospects reported widths of 20 to 30 feet of 0.309 to 0.333 ounces gold per short ton (6 to 9 meters at 10.58 to 11.40 grams gold per tonne). Additional assay results for rock-chip channel samples taken in trenches dug on the Chandalar, Bonanza, Kiska, and Mikado prospects are shown in the table below. This trenching cut several structures that assay 0.015 to 0.039 ounces gold per short ton (3 to 12 meters at 0.50 to 1.35 grams gold per tonne) over widths of 10 to 40 feet. These values are based on assay results with a cutoff of 10 feet at 0.015 ounces gold per short ton. The rock surrounding the structures is hydrothermally altered and contains trace amounts of gold.

Trenching at the Mikado prospect yielded the most interesting results. A small mine on this prospect is known to have produced about 6,800 tons of ore averaging about 1.5 ounces gold per short ton (46.65 grams gold per tonne) from an open-ended ore shoot. The controlling structure is a major, 8-mile-long fault that contains quartz veins. A series of trenches across a portion of this structure traced the mineralization continuously over 2,500 feet of strike length. The average mineralized trench intercept is 24 feet at 0.023 ounces gold per short ton (7.3 meters at 0.79 grams gold per tonne). The persistent gold mineralization with association of hydrothermal alteration and the magnitude of its controlling structure make the Mikado prospect a prime target for drill testing.

The Company's 24-square-mile property covers most of the Chandalar mining district. The district's prospects are mostly aligned along a series of 10 subparallel northwest-southeast structural belts, each several miles long and spaced thousands of feet apart. Sections of these structural belts contain gold mineralization within quartz veins. These are mesothermal veins and fall into a category of gold deposits often called "lode gold" or 'greenstone gold," which are responsible for about a quarter of the world's total gold production.

The Company believes it has identified promising gold showings within a favorable geologic setting at Chandalar. Continued systematic exploration of this system of gold mineralization could result in the discovery of a commercial gold deposit.

Richard Walters, President of Little Squaw Gold Mining Company, is responsible for this news release. For additional information regarding Little Squaw Gold Mining, contact Susan Schenk, Manager of Investor Relations, by telephone at (509) 535-6156, or by e-mail at ir@littlesquawgold.com. Little Squaw maintains a comprehensive Web site at www.littlesquawgold.com.

CHANDALAR TRENCH ASSAYS
For the Chandalar, Bonanza, Kiska and Mikado prospects
Minimum reported interval is 10 feet at 0.015 ounces gold per short ton (3 meters at 0.50 grams gold per tonne)

TRENCH #	Prospect	Interval Feet	Footage	Gold oz/st	Meters	Gold g/t
1	Chandalar	0 - 10	10	0.028	3.0	0.95
6	Bonanza	0 - 17	17	0.056	5.2	1.93
17	Kiska	50 - 60	10	0.022	3.0	0.77
18	Kiska	5.5 - 42	36.5	0.015	11.1	0.51
19	Mikado	108 - 118	10	0.057	3.0	1.95
		168 – 205	37	0.017	11.3	0.58
20	Mikado	53-88	35	0.015	10.7	0.52
		161 - 214	53	0.015	16.2	0.52
		300 - 310	10	0.034	3.0	1.18
		435 - 470	35	0.036	10.7	1.22
21	Mikado	81.5 - 112	30.5	0.016	9.3	0.55
22	Mikado	2 - 32	30	0.015	9.1	0.53
23	Mikado	0 - 25	25	0.019	7.6	0.64
		143 - 155	12	0.023	3.7	0.78
40	Mikado	165 - 180	15	0.023	4.6	0.79
		225 - 235	10	0.018	3.0	0.63
41	Mikado	86 - 112	26	0.016	7.9	0.55
		477 - 487	10	0.015	3.0	0.50
		557 - 567	10	0.043	3.0	1.46
2E	Mikado	70 - 110	40	0.039	12.2	1.35
		130 - 150	30	0.018	9.1	0.63
4E	Mikado	0 - 10	10	0.040	3.0	1.36